Mail Stop 3561

July 7, 2006

Alexander Ibsen, President
Grosvenor Explorations, Inc. c/o
Empire Stock Transfer Inc.
7521 West Lake Mead Blvd.
Las Vegas, N.V. 89128

Re: Grosvenor Explorations, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed June 26, 2006
File No. 333-132681

Dear Mr. Ibsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Liquidity and Capital Resources, page 29

1. Footnote (v) to the table on page 29 is missing a page reference. Please revise accordingly.

Financial Statements, page 53

2. If necessary, please update to include audited financial statements for the year ended June 30, 2006. See Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page 54

3. We note your response to comments 1 and 6 in our letter dated June 8, 2006 and the revision to the date of the report of your independent registered public accounting firm. Please be advised that your auditor has two methods available for dating the report when financial statements are retroactively restated to correct an accounting error. The auditor may use dual dating, for example, "March 10, 2006, except for Note 6, as to which the date is May 16, 2006," or may date the report as of the later date. Please refer to AU Section 530. Please have your independent registered public accounting firm provide an appropriately dated audit report. Please note that any change to the date of the audit report should

also be reflected in the consent required by Item 601(b)(23) of Regulation S-B.

4. We note your response to comment 2 in our letter dated June 8, 2006 and the revision to the report of your independent registered public accounting firm. Please revise the fourth paragraph to refer to the restatement of earnings per share data.

Note 6 – Correction of Errors, page 62

5. We note your response to comment 3 in our letter dated June 8, 2006 and the revisions to your financial statements and related disclosures. Please revise to disclose that earnings per share as previously reported was restated to retroactively reflect the nominal issuance of common stock to directors disclosed in Note 5. Please also revise to disclose cash flows from operating and financing activities as previously reported, the effect of the error corrections and the as restated amounts.

Exhibit 11

6. We note your response to comment 5 in our letter dated June 8, 2006 and the revisions to your disclosure. The weighted average number of shares outstanding for the period ended June 30, 2005 disclosed in the exhibit does not agree to the weighted average number of shares outstanding disclosed in Note 6. Please revise. In addition, please tell us how you computed the weighted average number of shares outstanding for each period presented.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact John Cannarella, Staff Accountant, at 202- 551-3337 or William Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Conrad C. Lysiak, Esq.
            Fax: 509-747-1770